ARf 3/11/03

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03015256

SI COMMISSION 549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15577

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enterprise Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3343 Peachtree Road, NE, Suite 450

(No. and Street)

RECD S.E.C.

MAR 25 2003

Atlanta, Georgia 30326

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip G. Goff (404) 261-1116

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP

(Name – *if individual, state last, first, middle name*)

50 Hurt Plaza, Suite 1700, Atlanta, GA 30303

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 24 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phillip G. Goff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enterprise Fund Distributors, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN NORRIS NOTARY EXPIRES GEORGIA SEPT. 10, 2006 PUBLIC COWETA COUNTY

Signature

Senior VP/CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENTERPRISE FUND DISTRIBUTORS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL
INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street
Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Accountants

To the Stockholder and Board of Directors of
Enterprise Fund Distributors, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Enterprise Fund Distributors, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule on page eleven is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2003

Enterprise Fund Distributors, Inc.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash	$ 6,936,681
Receivable from mutual funds	23,259
Receivable from broker-dealers	219,240
Other assets	183,886
Total assets	$ 7,363,066

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 722,600
Accrued compensation and benefits	280,000
Commissions payable	2,362,980
Payable to Parent, net	1,000,469
Payable to mutual funds	219,240
Total liabilities	4,585,289
Stockholder's equity:	
Common stock, $1 par value; 2,000 shares authorized 1,000 shares issued and outstanding	1,000
Additional paid-in capital	22,494,559
Accumulated deficit	(19,717,782)
Total stockholder's equity	2,777,777
Total liabilities and stockholder's equity	$ 7,363,066

Enterprise Fund Distributors, Inc.
Statement of Operations
for the year ended December 31, 2002

Revenues:	
Mutual fund distribution fees	$ 26,183,186
Commissions and mutual fund sales fees	941,626
Interest income	24,878
Total revenues	27,149,690
Expenses:	
Commissions and fees to brokers and affiliates	22,003,917
Employee compensation and benefits	9,264,692
Advertising and promotions	6,229,593
General and administrative	516,972
Total expenses	38,015,174
Loss before taxes	(10,865,484)
Income tax benefit	4,045,358
Net loss	$ (6,820,126)

The accompanying notes are an integral part of these financial statements.

Enterprise Fund Distributors, Inc.
Statement of Changes in Stockholder's Equity
for the year ended December 31, 2002

	Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Capital	Deficit
Balance, December 31, 2001	1,000	$ 1,000	$ 19,494,559	$ (12,897,656)
Contribution from Parent	-	-	3,000,000	-
Net loss	-	-	-	(6,820,126)
Balance, December 31, 2002	1,000	$ 1,000	$ 22,494,559	$ (19,717,782)

The accompanying notes are an integral part of these financial statements.

Enterprise Fund Distributors, Inc.
Statement of Cash Flows
for the year ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (6,820,126)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in receivable from mutual funds	2,405,693
Increase in receivable from broker-dealers	(62,974)
Decrease in other assets	43,104
Decrease in accounts payable and accrued expenses	(219,328)
Decrease in commissions	(260,565)
Decrease in payable to Parent, net	(102,288)
Net cash used in operating activities	(5,016,484)
Cash flows from financing activities:	
Contribution from parent	3,000,000
Net cash provided by financing activities	3,000,000
Net decrease in cash and cash equivalents	(2,016,484)
Cash and cash equivalents, beginning of year	8,953,165
Cash and cash equivalents, end of year	$ 6,936,681
Supplemental disclosures of cash flow information:	
Cash received during the year	
Income tax benefits received from Parent	$ 4,047,815

The accompanying notes are an integral part of these financial statements.

Enterprise Fund Distributors, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2002

1. Summary of Significant Accounting Policies:

Organization

Enterprise Fund Distributors, Inc. ("EFD") is a wholly owned subsidiary of Enterprise Capital Management, Inc. ("ECM"), which is a wholly owned subsidiary of MONY Life Insurance Company ("MONY"). EFD is the distributor for The Enterprise Group of Funds, Inc. ("EGF") and Enterprise Global Funds plc ("EGF plc"), a family of mutual funds sponsored by ECM. A serious downturn in EGF's and EGF plc's performance or a significant decrease in the number of EGF's investors would affect operating results adversely.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

EFD considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents. Substantially all cash is on deposit with one financial institution.

Income Taxes

EFD and ECM file a consolidated federal income tax return with MONY. The benefit for income tax, all of which is current, is computed on the basis of EFD filing separate federal and state income tax returns.

Recognition of Revenues

Distribution fees and investment income are accrued as earned. Underwriting commissions related to the sale of EGF fund shares are recorded on the trade date.

Advertising and Promotion

Costs of advertising and promotion are expensed as the advertising appears in the media.

2. Related Party Transactions:

Transactions with the Funds

EGF has a distribution agreement with EFD. Each portfolio of EGF pays EFD a distribution fee, for which EFD provides distribution services. For the year ended December 31, 2002, EFD earned $26,074,042 of mutual fund distribution fee income from EGF and $109,144 in shareholder servicing fees from EGF plc.

Transactions with the Parent

ECM provides management, data processing, accounting and other services for EFD. EFD is not charged for these services. Accordingly, the financial statements may not necessarily be indicative of the financial condition and the results of operations that would have existed if EFD had been operated as an unaffiliated corporation.

EFD and ECM have entered into an agreement whereby ECM advances commissions on the sales of EGF's Class B shares to broker/dealers in exchange for excess distribution fees applicable to EGF's Class B shares and an assignment of the right to receive any contingent deferred sales charge to ECM.

Included in commissions and fees to brokers and affiliates is $7,383,603 of distribution fees paid to ECM, of which $565,231 is included in the payable to Parent, ECM.

3. Regulatory Requirements:

EFD is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, EFD's net capital under the rule was $2,621,623, which exceeded the net capital requirement of $305,686 by $2,315,937 and its aggregate indebtedness to net capital was 1.75 to 1. At December 31, 2002, EFD qualified for exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided in subparagraph (k)(1) of that Rule. At December 31, 2002, EFD had no liabilities subordinated to claims of general creditors.

Enterprise Fund Distributors, Inc.
Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission
as of December 31, 2002

Computation of Aggregate Indebtedness:

Total stockholder's equity per financial statements	$	2,777,777
Less:		
Non-allowable assets (see below)		156,154
Net capital		2,621,623
Minimum net capital required		305,686
Excess net capital	$	2,315,937
Aggregate indebtedness	$	4,585,289
Ratio of aggregate indebtedness to net capital		1.75

There are no material differences between this computation of net capital and that filed by the Company on Securities and Exchange Commission Form X-17A-5 at December 31, 2002.

Schedule of Non-allowable Assets:

Receivable – Shareholder Servicing Fee EGF plc		11,201
Prepaid expenses		144,953
Total	$	156,154

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street
Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

To the Stock Holder and Board of Directors of
Enterprise Fund Distributors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Enterprise Fund Distributors, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2003